ARTICLES OF AMENDMENT TO THE ARTICLES OF INCOPORATION

OF GLOBAL BOATWORKS HOLDINGS, INC.

 (Name of Corporation as currently filed with the Florida Dept. of State)

P15000041983
(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, and 607.0602 of the Florida Statutes, this Florida Profit Corporation adopts the following amendments to its Articles of Incorporation:

Global Boatworks Holdings, Inc., a Florida corporation (the “Corporation”) organized and existing under and by virtue of the provisions of the Florida Business Corporation Act (the “FBCA”) does hereby certify that the following designation (“Designation”) of preferred stock was adopted by the Board of Directors of the Corporation and that shareholder approval of the Designation is not required;

WHEREAS, pursuant to the Corporation’s Articles of Incorporation (as amended), the Corporation’s Board of Directors (the “Board”) is authorized to issue, by resolution and without any action by the Corporation’s shareholders, up to Ten Million (10,000,000) shares of preferred stock, par value $0.0001 (the “Preferred Stock”), in one or more series, and the Board may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and all other preferences and rights of any series of Preferred Stock, including rights that could adversely affect the voting power of the holders of the Corporation’s common stock;

WHEREAS, the Board believes it to be in the best interest of the Corporation and its shareholders to designate a new class of stock designated as the Series A Preferred Stock (as defined below);

RESOLVED, pursuant to the FBCA, the Board hereby files this Certificate of Designation (the “Certificate”) and designates a new class of Preferred Stock as Series A Preferred Stock as follows:

A. Series A Preferred Stock.  The Corporation is authorized to issue up to Ten Million (10,000,000) shares of Preferred Stock. One Million (1,000,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated “Series A Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

1.  Voting Rights.  The holders of the Series A Preferred Stock shall be entitled to notice of any stockholders’ meeting and to vote as a single class upon any matter submitted to the stockholders for a vote.  Each one (1) share of Series A Preferred Stock shall have one thousand (1,000) votes per share. Such voting rights are hereby authorized by the Corporation and the Corporation acknowledges such calculation may result in the total number of possible votes cast by the holders of the Series A Preferred Stock and all other classes of the Corporation’s stock in any given voting matter exceeding the total aggregate number of shares which this Corporation shall have authority to issue.

2. Series A Protective Provisions.   In addition to any other rights provided by law, at any time any shares of Series A Preferred Stock are outstanding, as a legal party in interest, the Corporation, through action directly initiated by the Corporation’s Board of Directors or indirectly initiated by the Corporation’s Board of Directors through judicial action or process, including any action by common shareholders, shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, take any of the following actions without first obtaining the affirmative written consent of 100% of the holders of the Series A Preferred Stock:

i. Amend, alter or repeal any provision of the Articles of Incorporation, this Certificate or Bylaws of the Corporation;

ii. Designate any new class of Preferred Stock, nor sell or issue in any way, shape or form, any additional shares of Preferred Stock other than the Series A Preferred Stock, including, but not limited to, any shares of Series A Preferred Stock which are, as of the date of this Certificate of Designation, authorized but no shares are issued or outstanding; and

iii. Initiate any action with a regulatory, governmental, administrative, judicial entity or individual in an attempt to abrogate or diminish in any way the rights, preferences and privileges of these Series A Preferred Stock.

3. Notices. Unless otherwise specified in the Corporation’s Certificate of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it as its principal executive offices, and if to any holder of the Series A Preferred Stock, shall be delivered to it at its address as it appears on the stock books of the Corporation.

4. Transfer Agent Notice.   The Corporation shall immediately, upon filing of this Certificate of Amendment, provide its transfer agent with copies of this Certificate of Amendment and notify its transfer agent of all rights, conditions, terms and requirements hereunder. In the event the Corporation changes transfer agents following the filing of this Certificate of Amendment, any new transfer agent shall immediately receive copies of these Articles and be notified of all rights, conditions, terms and requirements hereunder.

5. Severability.  If any word, phrase, provision or clause of this Certificate is deemed to be invalid, illegal, or unenforceable, only specific content shall be deemed stricken from this Certificate and all remaining language, content, rights, restrictions and privileges of this Certificate shall remain in effect.  If any word, phrase, provision or clause of this Certificate is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

6.  Conversion. The Series A Preferred Stock is not convertible into the Corporation’s common stock or any other shares of the Corporation.

7. Issuance. Upon filing of this Designation, the Corporation shall issue 1,000,000 shares of the Series A Preferred Stock to Robert J. Rowe.

8.  Redemption. The Corporation shall redeem the Series A Preferred Stock, in whole, but not in part, at the option of the Holder for $1,000.

The amendment was adopted by the board of directors without shareholder action and shareholder action was not required.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation of Global Boatworks Holdings, Inc. has been executed by the Corporation’s Chief Executive Officer and President.

Global Boatworks Holdings, Inc.

______________________________

By: Robert J. Rowe

Its: Chief Executive Officer & President